Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of our capital stock as of the date of this report. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation and our Bylaws, and to the provisions of applicable Nevada law.

Common Stock

We are authorized to issue up to 27,600,000,000 shares of our common stock, par value $0.00001. Each share of common stock entitles the holder to one (1) vote on each matter submitted to a vote of our shareholders, including the election of Directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There is no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

We are authorized to issue up to 400,000,000 shares of preferred stock, par value $0.00001, issuable in one or more series as may be determined by the Board. Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors in its sole discretion.

Series A Preferred Stock

On June 13, 2019, the Company designated 100,000,000 shares of Preferred Stock to be Series A Preferred Stock, par value $0.0001. The par value was changed to $0.00001 on June 11, 2024. The terms of the Series A Preferred Stock were amended and restated effective June 16, 2025, to the following:

Voting. The Series A Preferred Stock has the following voting rights: each share of Series A Preferred Stock shall entitle the holder thereof to 1000 votes on all matters submitted to a vote of our shareholders.

Dividends and Distributions. Subject to the rights of the holders of any shares of any series of our preferred stock ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of shares of our common stock and of any other junior stock, shall be entitled to receive, when, as and if declared by our Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on or about the first day of January, April, July and October in each year. To date, no such dividend has been declared by our Board of Directors.

Liquidation Preference. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $1.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series A Liquidation Preference”). Following the payment of the full amount of the Series A Liquidation Preference, holders of Series A Preferred Stock and holders of shares of our common stock shall receive their ratable and proportionate share of the remaining assets of our company.

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Conversion. At any time after a holding period of one day from the date of issuance, the Series A Preferred Stock may be converted to shares of our common stock at a ratio of one (1) share of Series A Preferred Stock to 1,000 shares of common stock.

Series B Convertible Preferred Stock

On June 10, 2020, the Company designated 50,000,000 shares of Preferred Stock to be Series B Preferred Stock, par value $0.001. The par value was changed to $0.00001 on June 11, 2024. No shares of Series B Preferred Stock were ever issued.

Voting. Holders of Series B Preferred Stock are not entitled to vote on matters submitted to a vote of our shareholders.

Dividends and Distributions. Subject to the rights of the holders of any shares of any series of our preferred stock ranking prior and superior to the Series B Preferred Stock with respect to dividends, the holders of shares of Series B Preferred Stock, in preference to the holders of shares of our common stock and of any other junior stock, shall be entitled to receive, when, as and if declared by our Board of Directors, dividends out of funds legally available for the purpose. To date, no such dividend has been declared by our Board of Directors.

Liquidation Preference. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, the holders of Series B Preferred Stock shall be entitled to $0.001 per share, plus accrued and unpaid dividends, if any. No distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received their liquidation preference payments. Following the payment of the full amount of the Series A Liquidation preference payments and the payments to due to the holders of the Series B Preferred Stock, holders of shares of our common stock shall receive their ratable and proportionate share of the remaining assets of our company.

Conversion. At any time after a holding period of one day from the date of issuance, the Series B Preferred Stock may be converted to shares of our common stock at a ratio of one (1) share of Series B Preferred Stock to 4 shares of common stock. This conversion ratio is subject to adjustment upon the issuance by the Company of common stock or securities convertible into common stock at a price that is below the then current market price, as more fully described in the Certificate of Designation of the Series B Convertible Preferred Stock.

Options

We have no options to purchase shares of our common stock or any other of our securities outstanding as of the date of this registration statement.

Warrants

We have no warrants to purchase shares of our common stock or any other of our securities outstanding as of the date of this registration statement.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

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